Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 12, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Liz Packebusch and Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation

Re:	RXO, LLC
Draft Registration Statement on Form 10-12B
Submitted June 1, 2022
CIK No. 0001929561
Dear Ms. Packebusch and Mr. Levenberg,
On behalf of RXO, LLC, formerly known as NAT Holdings, LLC, a Delaware limited liability company (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted to the Securities and Exchange Commission (the “Commission”) on June 1, 2022.
Amendment No. 1 reflects the responses of the Company to comments received in a letter from the staff of the Commission (the “Staff”), dated June 28, 2022 (the “Comment Letter”), to the Company related to the submission of the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, the Staff’s numbered comments are set forth below as presented in the Comment Letter followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

The Company respectfully submits the following as its responses to the Staff:
Draft Registration Statement on Form 10-12B submitted June 1, 2022
Risk Factors
Economic recessions and other factors that reduce economic activity could have a material adverse impact on our business, page 22
1.    We note your disclosure here and at page 72 indicating that inflation can have a negative impact on your operating costs. Please update this risk factor and your page 72 disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that recent inflationary pressures have not materially impacted the Company’s operations. Although such pressures have increased costs for fuel, purchased transportation and wages, the Company has generally been successful in passing along many of these increased costs to the Company’s customers.
Higher carrier prices may result in decreased income from operations and increases in working capital, page 24
2.    You disclose that in some instances where you have entered into contract freight rates with customers, in the event market conditions change and those contracted rates are below market rates, you may be required to provide transportation services at a loss. Please disclose your estimated exposure to loss on contracted rates below market rates where you would have to perform transportation services at a loss.
In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.
Following the distribution, certain of our directors and employees may have actual or potential conflicts of interest…, page 39
3.    We note your disclosure that, because of their current or former positions with XPO Logistics, Inc. (“XPO”), certain of your expected executive officers and directors own equity interests in XPO, and that this continuing ownership of XPO shares and equity awards could create, or appear to create, potential conflicts if NAT SpinCo and XPO face decisions that could have implications for both companies. We also note that XPO and NAT SpinCo will each be separate

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

companies with separate management teams and separate boards of directors. Please clarify whether both Mr. Wilkerson and Mr. Jacobs will retain their current roles with XPO. Discuss whether there are any structural protections in place to minimize or protect against conflicts of interest that may arise between the Company and XPO. For example, disclose whether directors who owe fiduciary duties to both the company and XPO will have an obligation to present certain opportunities to each.
The Company respectfully advises the Staff that, in connection with the completion of the spin-off, Mr. Wilkerson will cease to hold any role with XPO. The Company currently expects that Mr. Jacobs will continue as the Chief Executive Officer and Chairman of XPO following the spin-off.
XPO and the Company are taking steps to minimize the risk of conflicts of interest given the two chairmanship roles held by Mr. Jacobs and the continuing ownership of XPO shares and equity awards by certain of the Company’s management and directors. Other than Mr. Jacobs, the Company expects that no members of its management or board of directors will serve as officers or directors of XPO. As a result, these individuals will not face conflicts of interest following the spin-off due to a role with XPO.
The Company expects to align the interests of its officers and directors with the success of the Company through the use of incentives and equity compensation. Although certain members of the Company’s management and board will own equity interests in XPO following the spin-off, the Company will provide annual equity grants to its directors and will seek to provide future incentives to its management, including equity compensation, to further align their interests with the Company.
The boards of directors of XPO and the Company will owe fiduciary duties to their respective stockholder bases, but the Company does not anticipate there being ongoing business activities between the two businesses, other than (i) arrangements entered into in connection with the spin-off to separate the businesses and (ii) ordinary course arm’s-length transactions, which have been immaterial to date, as an independent vendor or broker, as applicable. Following the spin-off, and after the expiration of the Transition Services Agreement that governs the roles and responsibilities of the management team (and other employees) for a specified term from its execution date (subject in certain circumstances to an extension of up to three months), the only material business connections between the two companies will be a Tax Matters Agreement, an Employee Matters Agreement and an Intellectual Property License Agreement. Matters governed by XPO’s board of directors will be specific to XPO, and matters governed by the Company’s board of directors will be specific to the Company.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

The Company’s board of directors will also adopt a Related Party Transaction Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions between the Company and related persons. The Related Party Transaction Policy will operate in conjunction with other aspects of the Company’s corporate governance program, including its Code of Business Ethics, which will require that all directors, officers and employees have a duty to be free from the influence of any conflict of interest when they represent the Company in negotiations or make recommendations with respect to dealings with third parties, or otherwise carry out their duties with respect to the Company.
Beyond these structural protections, it is important to note that XPO and the Company have different business models and objectives that would not put them in direct competition for opportunities. Following the spin-off and expected divestiture of its European business, XPO will be competing in the less-than-truckload freight shipping market, which is an asset-based business focused on shipping freight that is larger than a parcel but does not require an entire truck, and is often shipped on a pallet. In contrast, the Company will be an asset-light transportation broker, matching shippers’ loads with third-party independent carriers. The vast majority of truck brokerage shipments are full truckload; cargo is provided by a single shipper in an amount that requires the full capacity of the trailer, either by dimension or weight. The Company’s complementary services are also asset-light. As a result, the two companies are expected to utilize different strategies and seek different opportunities to achieve their business objectives.
In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 1.
Conditions to the Distribution, page 50
4.    You disclose in the first paragraph on page 17 and here that a condition to the spin-off includes receipt of a tax opinion indicating that the spin-off will qualify as a tax free reorganization and distribution. Insofar as this condition (and the other listed conditions) can be waived, please revise to clarify whether the XPO board would consider the waiver material for the purposes of informing stockholders. We note that you provide a few other examples which the board “might” consider material.
In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

Non-recurring Costs, page 59
5.    You disclose that you will incur additional one-time expenses associated with becoming a standalone public company. Since the pro forma statements of operations should be presented assuming the spin-off occurred on January 1, 2021, please revise your pro forma statement of operations for the fiscal year ended December 31, 2021 to include a pro forma adjustment for these expenses pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X or explain why you do not believe this is required.
The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of Amendment No. 1 to reflect a transaction accounting adjustment for additional one-time expenses expected to be incurred in connection with becoming a standalone public company.
Business
Company Overview, page 60
6.    We note your use of an “asset-light business model” and your reliance on the motor carrier subsidiaries. Expand your discussion to provide additional detail regarding your truck brokerage business. Include examples of how you arrange and coordinate your services and the extent to which you rely on written agreements with the entities providing the actual trucks and drivers to the end consumer.
In response to the Staff’s comment, the Company has added the disclosure under “Relationship-Based Operating Structure” on pages 5 and 67 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71
7.    We note disclosure elsewhere in your filing that your operations and those of your customers have been subject to supply chain disruptions. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether any mitigation efforts introduce new material risks.
The Company respectfully advises the Staff that certain of the Company’s customers reduced their shipments of finished goods due to disruptions in supply chains of raw materials and parts. In order to mitigate the impact of these shipment reductions, as a business development measure, the Company bolstered its marketing to unaffected customers. The Company does not believe that this marketing approach has resulted in any known trends or

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

uncertainties with regard to the Company’s business or introduced any new material risks. Further, the Company is seeing increased demand for its services from customers seeking to mitigate supply chain disruptions by utilizing the Company’s technology platform, which provides enhanced visibility of freight movements and significant access to transportation capacity, both of which support more reliable outcomes.
Director Compensation, page 91
8.    We note your disclosure regarding your non-employee director compensation program. Please file any written compensatory arrangements related to such program or advise as to why you do not believe you are required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
The Company respectfully informs the Staff that no written compensatory arrangement currently exists with respect to the proposed non-employee director compensation program, and no formal corporate action has been taken in order to adopt such program. The Company expects that, prior to the completion of the separation and distribution, the Company’s board of directors will formally approve the terms of the proposed non-employee director compensation program. Since no formal document is expected to be created in connection with such approval, the Company expects that, following such approval, the Company will file a written description of the approved terms of the program in accordance with Item 6.01(b)(10)(iii)(A) of Regulation S-K.
Stock Ownership of Certain Beneficial Owners, page 108
9.    Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by Orbis Investment Management Limited, The Vanguard, and BlackRock, Inc.
In response to the Staff’s comment, the Company respectfully advises the Staff that there are no natural persons identified as having voting and/or investment power over the shares beneficially owned by (i) Orbis Investment Management Limited in its Schedule 13G/A for XPO filed with the Commission on February 14, 2022; (ii) The Vanguard in its Schedule 13G/A for XPO filed with the Commission on February 9, 2022; and (iii) BlackRock, Inc. in its Schedule 13G/A for XPO filed with the Commission on February 2, 2022. Instruction 3 to Item 403 of Regulation S-K (“Item 403”) provides that a registrant may “rely upon information set forth in such statements [filed pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934] unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.” The Company respectfully advises the Staff that, in accordance with Instruction 3 of Item 403, in compiling the ownership information required by Item 403, the Company relied on the information provided in

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

the aforementioned Schedule 13G/A filings and, as of the date of Amendment No. 1, has no reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed by any of those entities and was not. For these reasons, the Company believes that the disclosure on page 113 is compliant with Item 403 and the requirements of Form 10.
Notes to Combined Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page F-12
10.    To help us understand how you concluded you have a single reportable segment, please address the following:
•Tell us your operating segments and how they were identified; and
•Describe for us how you evaluated the economic characteristics and applied the aggregation criteria to arrive at your single reportable segment. As part of your response, provide the metrics you considered in evaluating the economic characteristics. Refer to ASC Topic 280, including ASC paragraphs 280-10-50-1 and 280-10-50-11.
The Company respectfully advises the Staff that it has determined it has five operating segments which have been aggregated into a single reportable segment based on the commonalities of the services it provides to its customers. The five operating segments are truck brokerage, managed transportation, last mile logistics, global forwarding and expedite.
Aggregating these operating segments into a single reportable segment is consistent with the manner in which our chief operating decision maker (“CODM”) manages the Company’s business and the aggregation criteria in ASC 280-10-50-11 have been met. Most notably, each operating segment has a tech-enabled, asset-light business model and arranges the transportation of goods by independent third-party carriers.
Consistent with ASC 280-10-50-1, an operating segment has the following characteristics: (i) it engages in business activities from which it may recognize revenues or incurs expenses, (ii) its operating results are regularly reviewed by the CODM to allocate resources and assess performance and (iii) its discrete financial information is available.
In order to determine our operating segments, the Company first identified its CODM, Drew Wilkerson, who will be the Chief Executive Officer of the Company. The CODM is responsible for: (i) setting financial targets for the operating segments (revenue and adjusted EBITDA); (ii) allocating capital to the operating segments; (iii) making key strategic decisions; and (iv) assessing the performance of the business relative to plan and forecast. That is, the

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

CODM is the ultimate decision maker for allocating resources and assessing performance, and he has access to sufficient information to make these decisions through his regular reviews.
The CODM attends monthly and quarterly operating review meetings with the five segment managers to monitor the performance of each of their segments. These reviews focus on discrete financial information as well as other metrics/attributes at the operating segment level, for example: (i) revenue, cost and adjusted EBITDA performance; (ii) key sales metrics, including “closed/won” performance and sales pipeline profile; and (iii) technology and strategic initiatives. Additionally, the CODM determines annual performance targets and operating budgets at the operating segment level. Taking all of these considerations into account, the Company concluded that the five businesses represent five operating segments.
The aggregation of our five operating segments into a single reportable segment is consistent with criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated into a single reportable segment if: (i) aggregation is consistent with the objective and basic principles of segment reporting; (ii) the segments have similar economic characteristics; and (iii) the segments are similar as to the nature of products and services, the type or class of customer for their products and services, the methods used to distribute their products or provide their services and the nature of the regulatory environment.1
(i)    Objective and Basic Principles of Segment Reporting. The Company believes that the aggregation of its five operating segments is consistent with the objective and basic principles of ASC 280. Per ASC 280-10-10-1, the objective of the disclosure requirements in ASC 280 is “to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates...” to help financial statement users better understand the Company’s performance and expected future net cash flows. As further described below, the Company believes the operating segments engage in similar business activities and operate in similar economic environments, and therefore, the aggregation of the segments is consistent with the objective. Further, the Company does not believe that separate reporting of segment information by operating segment would add significantly to an investor’s understanding of our business.
(ii)    Similar Economic Characteristics. For purposes of evaluating economic characteristics, the Company primarily compared adjusted EBITDA margins across the operating segments.
1 ASC 280-10-50-11(b) specifies that the nature of production processes must be similar as well; however, this criterion is not applicable to the Company’s business.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

As noted in ASC 280-10-55-7C, although the guidance mentions that segments with similar economic characteristics would be expected to have similar long-term average gross margins, “that measure is used only as an example… evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”
In the Company’s case, since the CODM uses adjusted EBITDA as the primary measure to assess financial performance and allocate resources to each operating segment, the Company concluded that adjusted EBITDA margin should be used for purposes of assessing whether the operating segments possess similar economic characteristics.
For each operating segment, the Company compared adjusted EBITDA margin for the four prior annual periods, as well as forecasted adjusted EBITDA margin for the 2022 annual period. After excluding results from 2020 due to impacts from the pandemic, the Company noted that in each annual period, including the forecasted period, the adjusted EBITDA margins across the operating segments were similar, with the largest differential being seven percentage points. In particular, in the most recently reported annual period, 2021, the largest margin differential was only three percentage points. The Company expects that the segments will continue to have similar adjusted EBITDA margins in future periods.

Adjusted EBITDA Margin
	2018	2019	2020	2021	2022F
Truck Brokerage	6%	7%	7%	7%	6%
Managed Transportation	6%	5%	1%	4%	11%
Last Mile Logistics	8%	5%	6%	5%	5%
Global Forwarding	4%	3%	-4%	7%	7%
Expedite	1%	0%	2%	6%	6%
*2020 disregarded as an outlier due to impacts from pandemic
All of the operating segments can be expected to have similar future prospects, as they have similar economic attributes. The causes for changes in operating and financial performance are generally the same among the operating segments and

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

include such factors as: (i) changes in overall demand for outsourced freight transportation services; (ii) changes in prices charged by third-party carriers; (iii) decisions by customers to retain or outsource internal transportation capabilities; (iv) macroeconomic impacts on supply chains for materials, parts and finished goods; and (v) shared secular tailwinds in brokered transportation, such as a shipper trend toward outsourcing to brokers for truck capacity, and an increasing shipper preference for brokers with digital capabilities.
In summary, the Company concluded that all five operating segments have similar economic characteristics.
(iii)    Similarities in Other Areas
(a)    Nature of Products and Services. Each operating segment has the same mission: to move customer goods most efficiently through the supply chain by using technology. To do so, each segment operates as a tech-enabled, asset-light service provider to arrange the transportation of goods by independent third-party carriers. These important similarities are further explained as follows:
•Tech-enabled: All segments share the same digital ecosystem and rely on proprietary technology to perform their services. All of the digital capabilities built into this ecosystem perform essentially the same service: a customer has a freight transportation need defined by certain parameters, such as size, timing, geographic location or type of freight, and the Company uses its technology to source independent carriers capable of transporting that freight within the customer’s parameters.
•Asset-light: Each operating segment has an asset-light business model, meaning the segment does not own the great majority of trucks and other assets used to perform its services. Instead, the services are performed by independent carriers. This limits the capital requirements of each segment; technology is generally the largest component of capex, with technology platforms shared across the operating segments. The highly variable cost structure of the segments provides substantial flexibility in operating each service, as compared with asset-based transportation providers.
Further demonstrating the similarities across the operating segments, all segments share the same salesforce for the majority of revenue streams, long-standing cross-selling activities exist between the segments and all segments operate primarily in the United States.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

In summary, the Company concluded that the nature of the services performed by each segment is inherently similar.
(b)    Type or Class of Customer. All segments provide business-to-business services to customers, with no segment transacting directly with end-consumers. This includes last mile logistics – while the operating segment arranges home delivery services of heavy goods, its customers are retailers, e-commerce companies and manufacturers, not the consumers. In addition, many of the industry verticals served by each segment overlap with the other segments.
In 2021, more than 60% of the Company’s revenue was related to specific customers that did business with more than one segment, reflecting significant overlap across all segments.
Truck brokerage has the most customer overlap with other segments. Its customer base spans diversified industry verticals – food and beverage, agriculture and chemicals, automotive, retail and e-commerce, and others – that overlap with those served by other segments.
In summary, the Company concluded that there is significant overlap in the types of customers, industry verticals and specific customers across the operating segments.
(c)    Nature of Distribution Methods. The primary service provided by each segment is the management of brokered transportation. Each segment is asset-light and arranges for independent, third-party carriers to transport customer goods. While there are some differences in the modes of transportation provided by the various carriers (e.g., trucks, ocean carriers, etc.), the service itself is brokered transportation and is

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

universal to all segments. The following table further describes the services and distribution methods performed by each segment:

Asset-Light Freight Distribution
Truck Brokerage
Brokered transportation service that utilizes the Company’s technology to arrange a variety of equipment (tractors, trailers, straight trucks, etc.) to transport customer freight, with the vast majority of the equipment owned and operated by the independent carriers that transport the freight. The business has limited physical assets.

Managed Transportation
Brokered transportation service that utilizes the Company’s technology to orchestrate the movement of goods, with the great majority of those movements performed by independent carriers. The business has limited physical assets.

Last Mile Logistics
Brokered transportation service for the home delivery of heavy goods, utilizing the Company’s technology to arrange independent contracted carriers and service technicians to perform delivery and installation services using their own vehicles. The business has limited physical assets.

Global Forwarding
Brokered transportation service that utilizes the Company’s technology to facilitate domestic and international freight movements with independent ocean carriers, air transportation carriers and road carriers. The business has limited physical assets.

Expedite
Brokered transportation service that utilizes the Company’s technology to facilitate urgent freight transportation with independent road carriers and air charter carriers. The business has limited physical assets.

In summary, the Company concluded that the asset-light distribution model of using shared technology to engage independent, third-party carriers to move freight for the Company’s customers is similar across all operating segments.
(d)    Regulatory Environment. All five operating segments operate in similar regulatory environments, primarily in the United States, and all are regulated and licensed by governmental agencies, most notably the Federal Motor Carrier Safety Administration (“FMCSA”) of the U.S. Department of Transportation (“DOT”). In addition, motor carrier operations are subject to safety and fitness regulations of the

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

DOT and are subject to the Compliance Safety Accountability (“CSA”) program. Each operating segment is also subject to various state licensing requirements. The following table further describes the applicable regulations:

Operating Segment	Key Applicable Regulatory Scheme/Risks
Truck Brokerage	FMCSA/DOT; state licensing requirements; negligent selection
Managed Transportation	FMCSA/DOT; state licensing requirements; IC¹ classification; negligent selection
Last Mile Logistics	FMCSA/DOT; state licensing requirements; IC¹ classification; negligent selection
Global Forwarding	FMCSA/DOT; CBP²; TSA³; state licensing requirements; negligent selection
Expedite	FMCSA/DOT; TSA³; state licensing requirements; IC¹ classification; negligent selection
¹ IC: Independent Contractor
² CBP: Customs and Border Protection
³ TSA: Transportation Security Administration
In summary, the Company noted that there is significant overlap with respect to the regulations applicable to each operating segment and, therefore, concluded that the regulatory environments for each of the operating segments is similar.
Overall Conclusion: The five operating segments have similar economic characteristics and are similar in terms of the applicable qualitative characteristics specified in ASC 280-10-50-11. Lastly, aggregation of the operating segments into a single reportable segment is consistent with the objective and basic principles of ASC 280, which are to help financial statement users better understand the Company’s performance and expected future net cash flows.
Intangible assets, page F-13
11.    You disclose that your identifiable intangible assets consist entirely of customer relationships. However, you disclose that you have world class brands across a diversified array of customer verticals. In addition, you disclose that you have trade names and trademarks, and other intellectual property (including patents, know-

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

how and trade secrets), software, information and technology under the separation agreement. Please tell us why you do not appear to have ascribed any value to your marketing-related and technology-based intangible assets.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it owns or controls (i) customer-related intangible assets, including customer relationships; (ii) marketing-related intangible assets, including, trade names and trademarks; and (iii) technology-based intangible assets, including, internally-developed software, patents, know-how and trade secrets. Certain intangible assets have been internally developed while other intangible assets were acquired as part of the Company’s past acquisitions, with the last material acquisition occurring in 2015.
Marketing-related intangible assets acquired in past acquisitions have either been fully amortized or written off. More specifically, acquired tradenames and trademarks were written-off as they are no longer being used and have either expired or will be allowed to expire at their next renewal date. Costs of internally developing other marketing-related intangible assets, including tradenames and trademarks, have been expensed as incurred in accordance with ASC 350-30-25-3.
The Company’s technology-based intangible assets are primarily comprised of internally-developed software, and have been classified within Property and Equipment. Consistent with ASC 350-40, the Company expenses all costs incurred within the planning and evaluation stage, while costs incurred during the application development stage are capitalized. The net book value of capitalized internally-developed software included within Property and Equipment was $75 million at December 31, 2021, as disclosed in footnote 5 to the combined financial statements. Any acquired internally-developed technology (i.e., developed by the acquiree), which includes patented technology, trade secrets, databases and other technological designs, is classified within the same line item, but primarily has been fully amortized. Costs incurred to internally develop other technology-based intangible assets have been expensed as incurred in accordance with ASC 350-30-25-3.
The Company respectfully advises the Staff that the reference to “world class brands” relates to customer versus Company brands and, therefore, does not impact its intangible assets. In response to the Staff’s comment, the Company has clarified the disclosure pages 2 and 63 of Amendment No. 1.
*          *          *          *

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
July 12, 2022

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3124 or David E. Sobel at (212) 373-3226.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Ravi Tulsyan, Chief Financial Officer
Chris Brown, Chief Accounting Officer
XPO Logistics, Inc.

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP